Exhibit 99.1

Cian PLC Announces Fourth Quarter and Full Year 2022 Financial Results

Larnaca, Cyprus, March 30, 2022 – Cian PLC (NYSE: CIAN, MOEX: CIAN) (“Cian”, the “Group” or the “Company”), a leading online real estate classifieds platform in Russia, today announced its financial results for the fourth quarter and twelve months ended December 31, 2022.

Fourth Quarter 2022 Key Financial and Operational Highlights1

•	Revenue increased by 35% Y-o-Y to RUB 2,394 million ($34.0 million).

•	Profit for the period amounted to RUB 489 million ($7.0 million).

•	Adjusted EBITDA[2] increased by 405% Y-o-Y and reached RUB 586 million ($8.3 million).

•	Adjusted EBITDA Margin[2] increased by 18 pp Y-o-Y to 24.5%.

•	Core Business revenue increased by 43% Y-o-Y to RUB 2,296 million ($32.6 million).

Full Year 2022 Key Financial and Operational Highlights1

•	Revenue increased by 37% Y-o-Y to RUB 8,266 million ($117.5 million).

•	Profit for the period amounted to RUB 480 million ($6.8 million).

•	Adjusted EBITDA[2] increased by 425% Y-o-Y and reached RUB 1,671 million ($23.8 million).

•	Adjusted EBITDA Margin[2] increased by 15 pp and amounted to 20.2%.

•	Average UMV (Unique Monthly Visitors)[3] decreased by 13% Y-o-Y to 17.9 million.

•	Core Business revenue increased by 39% Y-o-Y to RUB 7,850 million ($111.6 million).

•	Core Business Adjusted EBITDA[4] increased by 94% Y-o-Y to RUB 2,369 million ($33.7 million).

•	Core Business Adjusted EBITDA Margin[5] improved by 8 pp Y-o-Y and reached 30.2%.

Dmitriy Grigoriev, Chief Executive Officer of Cian PLC, commented: “2022 was challenging for us in many aspects and I am very proud and grateful to the management team for their dedication, professionalism and hard work which allowed us to deliver strong results in this unprecedently unpredictable market environment. Our financial results speak for themselves, not only we achieved almost 40% revenue growth Y-o-Y, but also significantly improved marginality of our business with adjusted EBITDA margin reached 20%. As we stated previously, we are considering our options for deployment of the cash on our balance sheet.”

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2022 (RUB 70.3375 to USD 1.00)

2 Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures. See “Non-IFRS Financial Measures and Supplemental Financial Information” elsewhere in this release for a description of these measures and their reconciliation from the most directly comparable IFRS financial measures.

3 Average Unique Monthly Visitors (UMV) means the average number of users and customers, excluding bots, visiting our platform (websites and mobile application) per month in a particular period, excluding bots. Average UMV for a particular period is calculated by aggregating the UMV for each month within such period and dividing by the number of months. For 2021 and 2022, Average UMV is calculated as a sum of Average UMV for the Cian, excluding the N1 Group, based on Google Analytics data and Average UMV for the N1 Group based on Yandex.Metrica data.

4 Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA presented in this release are our segment measures of profit or loss of which Adjusted EBITDA, a non-IFRS financial measure, is comprised. See “Non-IFRS Financial Measures and Supplemental Financial Information” elsewhere in this release for further information.

5 Defined as Core Business Adjusted EBITDA divided by Core Business revenue for the respective periods.

NYSE delisting notification

On March 15, 2023, the Company received a written notice from the staff of the New York Stock Exchange Regulation notifying the Company that it has determined to delist the Company’s American depositary shares (ADSs) from the NYSE. The Company utilized its right to a review of the determination and, accordingly, filed an appeal to this decision.

Neither the notice of delisting nor the appeal has any effect upon the suspension of the ADSs from trading on the NYSE which has been in effect since February 28, 2022, though it is expected that a delisting of the Company’s ADSs will be stayed pending the conclusion of the appeal process. The trading of the Company’s ADSs on the Moscow Exchange is unaffected and continues as usual.

Fourth Quarter and Full Year 2022 Results

Factors affecting year-over-year trends and comparisons

We believe that trends in the real estate market in 2022 were particularly characterized by the following events: (i) the key interest rate increase to 20.0% in late February 2022 which, in combination with tight subsidized mortgage limits, led to an overall decrease in the demand for mortgage loans and subsequently for primary and secondary real estate; (ii) the gradual decrease of the key interest rate (from 20.0% in late February to 7.5% since mid-September) by the Central Bank of the Russian Federation (CBR) and recovery in subsidized mortgage programs both by the Government and developers led to a gradual demand recovery from the second half of May; (iii) the disconnection of international players from the Russian online advertising market; and (iv) the announcement of the partial military mobilization in Russia in late September which significantly increased uncertainty in the market and put substantial pressure on demand.

Fourth Quarter 2022 Results

Revenue

Revenue for the three months ended December 31, 2022 amounted to RUB 2,394 million compared to RUB 1,772 million for the three months ended December 31, 2021, an increase of RUB 622 million, or 35%. The revenue increase was driven by growth in the Core Business segment.

The following table outlines a breakdown of revenue by segment and type for the periods indicated (in millions of RUB and USD):

	Three months ended (unaudited)
	December 31, 2021	December 31, 2022	December 31, 2022	Y-o-Y growth
	RUB	RUB	USD (1)
Total Revenue	1,772	2,394	34.0	35%
Core Business	1,608	2,296	32.6	43%
Mortgage Marketplace	104	76	1.1	(27%)
Valuation and Analytics	17	15	0.2	(12%)
C2C Rental	1	-	-	(100%)
End-to-End Offerings	42	7	0.1	(83%)

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2022 (RUB 70.3375 to USD 1.00)

Core Business segment revenue

Core Business revenue reached RUB 2,296 million for the three months ended December 31, 2022, an increase of 43% from RUB 1,608 million for the three months ended December 31, 2021. Core Business revenue growth was driven by strong performance across all key revenue streams – listing revenue, lead generation, and display advertising revenue.

Mortgage Marketplace segment revenue

Mortgage Marketplace revenue amounted to RUB 76 million for the three months ended December 31, 2022 compared to RUB 104 million for the same period of the prior year, corresponding to a decrease of RUB 28 million or 27%. The demand for mortgage loans did not fully recover after the key interest rate hike in late February and was under pressure since the end of September after the announcement of the partial military mobilization in Russia.

Operating expenses

Total operating expenses decreased by 23% to RUB 2,037 million in the three months ended December 31, 2022 compared with RUB 2,660 million in the three months ended December 31, 2021, primarily driven by lower employee-related and other operating expenses.

The following table sets forth a breakdown of our operating expenses for the periods indicated (in millions of RUB and USD):

	Three months ended (unaudited)
	December 31, 2021	December 31, 2022	December 31, 2022	Y-o-Y growth
	RUB	RUB	USD (1)
Operating expenses	2,660	2,037	29.0	(23)%
Marketing expenses	531	630	9.0	19%
Employee-related expenses	1,514	1,058	15.0	(30)%
IT expenses	154	139	2.0	(10)%
Depreciation and amortization	73	65	0.9	(11)%
Other operating expenses	388	145	2.1	(63)%

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2022 (RUB 70.3375 to USD 1.00)

Profit for the period

Profit for the three months ended December 31, 2022 was RUB 489 million compared to a loss of RUB 888 million for the three months ended December 31, 2021. The change for the period was driven primarily by the same factors as affecting our Adjusted EBITDA described below as well as a foreign currency exchange gain of RUB 243 related to our USD-denominated cash balances.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the three months ended December 31, 2022 reached RUB 586 million compared to RUB 116 million for the three months ended December 31, 2021. The increase in Adjusted EBITDA was primarily driven by the revenue growth supported by the decrease of operating expenses.

Adjusted EBITDA Margin increased by 18 pp to 24.5% for the three months ended December 31, 2022.

Full Year 2022 Results

Audience

Average UMV (Unique Monthly Visitors) for the year ended December 31, 2022 decreased by 13% Y-o-Y to 17.9 million. This decline in visitors was mainly driven by the overall decrease in demand for primary and secondary real estate following the key interest rate hike in February 2022 and the partial military mobilization announcement in September 2022. We attribute the decrease to high uncertainty, as the audience became more cautious, tending to towards postponing large purchases.

Revenue

Revenue for the year ended December 31, 2022 amounted to RUB 8,266 million compared to RUB 6,033 million for the year ended December 31, 2021, demonstrating an increase of RUB 2,233 million, or 37%. The revenue growth was mainly driven by growth of the Core Business segment.

The following table sets forth a breakdown of our revenue by segment and type for the periods indicated (in millions of RUB and USD):

	Year ended
	December 31, 2021	December 31, 2022	December 31, 2022	Y-o-Y growth
	RUB	RUB	USD (1)
Total Revenue	6,033	8,266	117.5	37%
Core Business, including	5,641	7,850	111.6	39%
Listing revenue	3,699	4,805	68.3	30%
Lead generation revenue	1,329	2,356	33.5	77%
Display advertising revenue	596	646	9.2	8%
Mortgage Marketplace	295	229	3.3	(22)%
Valuation and Analytics	45	54	0.8	20%
C2C Rental	3	-	-	(100)%
End-to-End Offerings	49	133	1.9	171%

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2022 (RUB 70.3375 to USD 1.00)

Core Business segment revenue

Core Business revenue reached RUB 7,850 million for the year ended December 31, 2022, increasing by 39% compared to RUB 5,641 million for the year ended December 31, 2021. Similar to the fourth quarter, Core Business revenue growth was driven by a positive performance across all key revenue streams.

Core Business revenue in Moscow and the Moscow region for the year ended December 31, 2022 reached RUB 5,829 million, showing an increase of RUB 1,725 million, or 42%, compared to RUB 4,104 million for the prior year. Core Business revenue in other Russian regions for the year ended December 31, 2022 was RUB 2,021 million, an increase of RUB 484 million, or 31%, as compared to RUB 1,537 million for the prior year.

Listing revenue (secondary and commercial real estate verticals)

Listing revenue increased by 30% to RUB 4,805 million for the year ended December 31, 2022 from RUB 3,699 million for the prior year.

The following table presents the listing revenue, the number of listings and average daily revenue per listing for the periods indicated1:

	Year ended
	December 31, 2021	December 31, 2022	Y-o-Y growth
Listing revenue, including (RUB, million)	3,699	4,805	30%
Moscow and the Moscow region	2,529	3,337	32%
Other Russian Regions	1,170	1,468	25%

Listings(2), including (million)	1.99	1.88	(6)%
Moscow and the Moscow region	0.31	0.35	15%
Other Russian Regions	1.69	1.52	(10)%

Average daily revenue per listing(3) (RUB)	5.1	7.0	38%
Moscow and the Moscow region	22.7	26.1	15%
Other Russian Regions	1.9	2.6	39%

1 Numbers may not add up due to rounding

2 Listings means the daily average number of real estate listings posted on our platform by agents and individual sellers for a particular period

3 Average daily revenue per listing is calculated as listing revenue divided (i) by the total number of listings for the corresponding period and (ii) by the number of days during the period

The growth of the Core Business listing revenue was primarily driven by the re-launch of paid listing services after a temporary suspension due to the COVID-19 pandemic, expansion of monetization to new regions and listing services price increases.

In the year ended December 31, 2022, we had approximately 1.88 million listings on our platform, compared to approximately 1.99 million in the year ended December 31, 2021. The decrease in the number of listings was predominantly driven by the re-introduction of monetization and price increases. At the same time, the cooldown of demand led to a general increase in the amount of time that listings remained posted, resulting in significant growth of number of listings in Moscow and the Moscow region, as well as St. Petersburg and the Leningrad region. The market has yet to fully recover following the mortgage rate increase in late February and the partial military mobilization announcement in September.

Lead generation and display advertising revenue (primary real estate vertical)

Lead generation revenue increased by 77% to RUB 2,356 million in the year ended December 31, 2022 from RUB 1,329 million in the year ended December 31, 2021. Display advertising revenue increased by 8% to RUB 646 million for the year ended December 31, 2022.

Core Business lead generation revenue growth was mainly driven by the increase in the average revenue per lead to developers. Increase in the average revenue per lead to developers resulted from price increases in September 2021, December 2021, March 2022 and September 2022. Since March 2022, there was increased demand from buyers attempting to invest their savings in property and utilize mortgages that were approved prior to the key rate increase. Also, due to the disconnection of international players from the Russian online advertising market, the developers redistributed their advertising budgets to other channels, including classifieds.

Core Business display advertising revenue growth was driven by the redistribution of developers’ advertising budgets, an increase in tariffs in June in Moscow and the Moscow region and St. Petersburg and the Leningrad region, as well as by the increased efficiency of traffic sales.

Mortgage Marketplace segment revenue

Mortgage Marketplace revenue amounted to RUB 229 million for the year ended December 31, 2022 compared to RUB 295 million for the prior year, representing a decrease of RUB 66 million, or 22%, as the demand did not fully recover after the key interest rate increase in late February and was negatively affected by the partial military mobilization that started in late September.

Operating expenses

Total operating expenses decreased by 15% to RUB 7,521 million in the year ended December 31, 2022 from RUB 8,847 million in the year ended December 31, 2021, primarily driven by a decrease in employee-related and other operating expenses.

The following table sets forth a breakdown of our operating expenses for the periods indicated (in millions of RUB and USD):

	Year ended
	December 31, 2021	December 31, 2022	December 31, 2022	Y-o-Y growth
	RUB	RUB	USD (1)
Operating expenses	8,847	7,521	106.9	(15)%
Marketing expenses	2,253	2,360	33.6	5%
Employee-related expenses, including	5,062	3,759	53.4	(26)%
Wages, salaries and related taxes	2,394	2,986	42.5	25%
Share-based payment expense	2,549	657	9.3	(74)%
IT expenses	527	549	7.8	4%
Depreciation and amortization	279	269	3.8	(4)%
Other operating expenses	726	584	8.3	(20)%
IPO related expenses	304	-	-	-

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2022 (RUB 70.3375 to USD 1.00)

Employee-related expenses

Employee-related expenses decreased by 26% to RUB 3,759 million in the year ended December 31, 2022 from RUB 5,062 million in the year ended December 31, 2021 due to the decrease of share-based payment expense. Wages, salaries and related taxes and other employee-related expenses were a total of RUB 2,986 million for the year ended December 31, 2022 compared to RUB 2,394 million for the year ended December 31, 2021. This increase was primarily due to headcount growth and salary growth in line with the market level.

Wages, salaries and related taxes as a percentage of revenue decreased year-over-year from 39.7% for the year ended December 31, 2021 to 36.1% for the year ended December 31, 2022.

Marketing expenses

Marketing expenses increased to RUB 2,360 million in the year ended December 31, 2022 from RUB 2,253 million in the year ended December 31, 2021. This increase was primarily driven by business growth.

Marketing expenses as a percentage of revenue decreased to 28.6% in 2022 from 37.3% in 2021, as a result of faster revenue growth.

IT expenses

IT expenses slightly increased by 4% to RUB 549 million in the year ended December 31, 2022 from RUB 527 million in the year ended December 31, 2021. This increase was primarily driven by an additional rollout of cloud hosting, growth of hosting tariffs.

Other operating expenses

Other operating expenses decreased by 20% to RUB 584 million in the year ended December 31, 2022 from RUB 726 million in the year ended December 31, 2021, mainly due to the nonrecurrence of IPO expenses in 2022.

Profit for the period

Profit for the year ended December 31, 2022 was RUB 480 million compared to a loss of RUB 2,857 million for the year ended December 31, 2021. The change in profit for the period was driven primarily by the same factors as affecting our Adjusted EBITDA described below as well as a foreign currency exchange loss of RUB 108 related to our USD-denominated cash balances (gain of RUB 53 in the prior year).

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the year ended December 31, 2022 reached RUB 1,671 million, compared to RUB 318 million for the year ended December 31, 2021. The increase in Adjusted EBITDA was primarily driven by the revenue growth partially supported by decrease in operating expenses.

Adjusted EBITDA Margin increased by 15 pp to 20.2% for the year ended December 31, 2022.

Core Business Adjusted EBITDA increased by 94% to RUB 2,369 million in the year ended December 31, 2022 from RUB 1,223 million in the year ended December 31, 2021. This increase was driven primarily by revenue growth of the Core Business segment, including the growth in listing, lead generation and display advertising revenue that outpaced the growth of Core Business operating expenses.

Core Business Adjusted EBITDA Margin improved by 8 pp reaching 30.2% for the year ended December 31, 2022.

Mortgage Marketplace Adjusted EBITDA was negative RUB 155 million in the year ended December 31, 2022 compared to negative RUB 475 million in the year ended December 31, 2021. The dynamic was primarily driven by a decrease of operating expenses, outpacing the decrease in revenue in this segment.

Fourth Quarter and Full Year 2022 Financial Results Conference Call

Considering the existing uncertainty and market volatility, the Company will not be conducting its fourth quarter and full year 2022 conference call. Investors, analysts, and media are welcome to send their inquiries to the Company using the contact details provided in this release.

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top twelve most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for March 2023). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the fourth quarter of 2022, the Company had over 1.9 million listings available through its platform and monthly audience with an average UMV of 17 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Source: Cian PLC

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2021 and long-term growth strategy, as well as statements that include the words “target,” “believe,” “expect,” “aim,” “intend, intend,” may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the negative impact on the Russian economy of the ongoing military actions between Russia and Ukraine, any negative effects of sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine; our ability to maintain our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and our ability to achieve and maintain leading market position in certain other regions; our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market; our heavy dependence on our brands and reputation; any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets; any downturns in the Russian real estate market and general economic conditions in Russia; any effect on our operations due to cancellation of, or any changes to, the Russian mortgage subsidy program or other government support programs; further widespread impacts of the COVID-19 pandemic, or other public health crises, natural disasters or other catastrophic events which may limit our ability to conduct business as normal; our ability to establish and maintain important relationships with our customers and certain other parties; any failure to establish and maintain proper and effective internal control over financial reporting; any failure to remediate existing deficiencies we have identified in our internal controls over financial reporting, including our information technology general controls; any new or existing government regulation in the area of data privacy, data protection or other areas and other important factors discussed under the caption “Risk Factors” in Cian’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on May 2, 2022 and our other filings with the SEC as such factors may be updated from time to time.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor contacts:

Daria Fadeeva

ir@cian.ru

Media contacts:

Olga Podoliaka

po@cian.ru

Consolidated Statement of Profit or Loss and Other Comprehensive Income (in millions of RUB and USD, except share and per share amounts)

	Year ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RUB	RUB	USD(1)
	(audited)	(audited)	(unaudited)
Revenue	6,033	8,266	117.5

Operating expenses:
Marketing expenses	(2,253)	(2,360)	(33.6)
Employee-related expenses	(5,062)	(3,759)	(53.4)
IT expenses	(527)	(549)	(7.8)
Depreciation and amortization	(279)	(269)	(3.8)
Other operating expenses	(726)	(584)	(8.3)
Total operating expenses	(8,847)	(7,521)	(106.9)

Operating profit / (loss)	(2,814)	745	10.6
Finance costs	(61)	(23)	(0.3)
Finance income	19	108	1.5
Foreign currency exchange gain / (loss), net	53	(108)	(1.5)
Other income	6	45	0.6
Profit / (loss) before income tax	(2,797)	767	10.9
Income tax (expense)	(60)	(287)	(4.1)
Profit / (loss) for the year	(2,857)	480	6.8
Total comprehensive income / (loss) for the year	(2,857)	480	6.8

Profit / (loss) per share, in RUB
Basic profit / (loss) per share attributable to ordinary equity holders of the parent	(43.89)	6.86	0.10
Diluted profit / (loss) per share attributable to ordinary equity holders of the parent	(43.89)	6.72	0.10

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2022 (RUB 70.3375 to USD 1.00)

Consolidated Statement of Financial Position (in millions of RUB and USD)

	As of
	December 31, 2021	December 31, 2022	December 31, 2022
	RUB	RUB	USD(1)
	(audited)	(audited)	(unaudited)
Assets
Non-current assets
Property and equipment	49	68	1.0
Right-of-use assets	98	74	1.1
Goodwill	785	785	11.2
Intangible assets	1,197	1,077	15.3
Deferred tax assets	226	137	1.9
Other non-current assets	15	8	0.1
Total non-current assets	2,370	2,149	30.6

Current assets
Inventories	108	30	0.4
Advances paid and prepaid expenses	93	99	1.4
Trade and other receivables	408	414	5.9
Prepaid income tax	4	3	0.0
Cash and cash equivalents	2,419	4,110	58.4
Other current assets	198	169	2.4
Total current assets	3,230	4,825	68.5
Total assets	5,600	6,974	99.1

Equity and liabilities
Equity
Share capital	2	2	0.0
Share premium	7,614	7,702	109.5
Equity-settled employee benefits reserves	110	648	9.2
Accumulated losses	(3,854)	(3,343)	(47.5)
Total equity	3,872	5,009	71.2

Liabilities
Non-current liabilities
Lease liabilities	48	28	0.4
Deferred tax liabilities	135	127	1.8
Deferred income	125	108	1.5
Total non-current liabilities	308	263	3.7

Current liabilities
Contract liabilities	425	554	7.9
Trade and other payables	619	642	9.1
Income tax payable	59	66	0.9
Other taxes payable	241	366	5.2
Lease liabilities	43	41	0.6
Deferred income	33	33	0.5
Total current liabilities	1,420	1,702	24.2
Total liabilities	1,728	1,965	27.9
Total liabilities and equity	5,600	6,974	99.1

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2022 (RUB 70.3375 to USD 1.00)

Consolidated Statement of Cash Flows (in millions of RUB and USD)

	Year ended (unaudited)
	December 31, 2021	December 31, 2022	December 31, 2022
	RUB	RUB	USD(1)
	(audited)	(audited)	(unaudited)
Cash flows from operating activities
Profit / (loss) before income tax	(2,797)	767	10.9
Adjusted for:
Depreciation and amortization	279	269	3.8
Employee share-based payment expense	2,549	657	9.3
Finance income	(19)	(108)	(1.5)
Finance costs	61	23	0.3
Foreign currency exchange (gain) / loss, net	(53)	108	1.5
(Reversal) / allowance for expected credit losses	16	(14)	(0.2)
Working capital changes:
Increase in trade and other receivables	(238)	(1)	(0.0)
(Increase) / decrease in advances paid and prepaid expenses	(9)	2	0.0
(Increase) / decrease in other assets	(232)	122	1.8
Increase / (decrease) in trade and other payables	235	(18)	(0.2)
Increase in contract liabilities and deferred income	230	87	1.2
Increase / (decrease) in other liabilities	(2,017)	127	1.8
Cash generated from / (used in) operating activities	(1,995)	2,021	28.7
Income tax paid	(26)	(199)	(2.8)
Interest received	16	106	1.5
Interest paid	(59)	(6)	(0.1)
Net cash generated from / (used in) operating activities	(2,064)	1,922	27.3

Cash flows from investing activities
Acquisition of a subsidiary, net of cash acquired	(1,651)	—	—
Purchase of property and equipment	(52)	(51)	(0.7)
Purchase of intangible assets	(89)	(69)	(1.0)
Loan issued to a related party	(25)	—	—
Loans issued to employees	—	(16)	(0.2)
Net cash used in investing activities	(1,817)	(136)	(1.9)

Cash flows from financing activities
Proceeds from the issue of ordinary shares	6,520	—	—
Repayment of borrowings	(728)	—	—
Payment of principal portion of lease liabilities	(38)	(42)	(0.6)
Net cash (used in) / generated from financing activities	5,754	(42)	(0.6)

Net increase in cash and cash equivalents	1,873	1,744	24.8
Cash and cash equivalents at the beginning of the period	449	2,419	34.3
Effect of exchange rate changes on cash and cash equivalents	111	(65)	(0.9)
Effect of a reversal / (allowance) for expected credit losses	(14)	12	0.2
Cash and cash equivalents at the end of the period	2,419	4,110	58.4

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2022 (RUB 70.3375 to USD 1.00)

Non-IFRS Financial Measures and Supplemental Financial Information

Use of Non-IFRS Financial Measures

We use Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin as non-IFRS financial measure in assessing our operating performance and in our financial communications.

Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin are financial measures that are not calculated in accordance with IFRS. These non-IFRS financial measures should not be considered in isolation or as an alternative or a substitute to loss for the period, which is the most directly comparable IFRS measure, or any other measure of financial performance calculated and presented in accordance with IFRS. Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin have limitations as analytical tools. Some of these limitations are:

•	they exclude depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future, increasing our cash requirements;

•	they do not reflect foreign currency exchange loss (gain), which reduces (increases) cash available to us;

•	they do not reflect income tax payments that reduce cash available to us;

•	they do not reflect share-based compensation expenses and, therefore, do not include all of our employee-related expenses; and

•	other companies, including companies in our industry, may calculate those measures differently, which reduces their usefulness as comparative measures.

The tables below provide detailed reconciliations of each non-IFRS financial measure we use from the most directly comparable IFRS financial measure.

Reconciliation of Adjusted EBITDA from Loss for the period, the most directly comparable IFRS financial measure (in millions of RUB and USD)

	Three months ended (unaudited)
	December 31, 2021	December 31, 2022	December 31, 2022
	RUB	RUB	USD(1)
Profit / (loss) for the period	(888)	489	7.0
Income tax expense	79	159	2.3
Profit / (loss) before income tax	(809)	648	9.3
Depreciation and amortization	73	65	0.9
Finance (income) / expenses, net(2)	8	(36)	(0.5)
Foreign currency exchange gain, net	(81)	(243)	(3.5)
Share-based payment expenses	764	164	2.3
IPO-related costs	167	-	-
Income from the depositary	(6)	(12)	(0.2)
Adjusted EBITDA(3)	116	586	8.3
Adjusted EBITDA Margin(4)	6.5%	24.5%	24.5%

	Year ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RUB	RUB	USD(1)
Profit / (loss) for the period	(2,857)	480	6.8
Income tax expense	60	287	4.1
Profit / (loss) before income tax	(2,797)	767	10.9
Depreciation and amortization	279	269	3.8
Finance (income) / expenses, net(2)	42	(85)	(1.2)
Foreign currency exchange (gain) / loss, net	(53)	108	1.5
Share-based payment expenses	2,549	657	9.3
IPO-related costs	304	-	-
Income from the depositary	(6)	(45)	(0.6)
Adjusted EBITDA(3)	318	1,671	23.8
Adjusted EBITDA Margin(4)	5.3%	20.2%	20.2%

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2022 (RUB 70.3375 to USD 1.00)

2 Comprises finance costs and finance income for the respective periods

3 Defined as profit / (loss) for the period adjusted to exclude income tax (benefit) / expense, finance costs, finance income, foreign currency exchange loss / (gain), net, depreciation and amortization, share-based payments under equity-based incentive program consisting of phantom share options and restricted share units, IPO-related costs and income from the depository

4 Defined as Adjusted EBITDA divided by revenue for the respective periods

Segment Data and Reconciliation to Adjusted EBITDA (in millions of RUB and USD)

	Year ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RUB	RUB	USD(1)
Adjusted EBITDA(2)	318	1,671	23.8
Core Business Adjusted EBITDA	1,223	2,369	33.7
Core Business Adjusted EBITDA for Moscow and the Moscow region(3)	2,397	3,623	51.5
Core Business Adjusted EBITDA for Other regions(4)	(1,174)	(1,254)	(17.8)
Mortgage Marketplace Adjusted EBITDA	(475)	(155)	(2.2)
Valuation and Analytics Adjusted EBITDA	(69)	(59)	(0.8)
C2C Rental Adjusted EBITDA	(143)	(5)	(0.1)
End-to-End Offerings Adjusted EBITDA	(218)	(479)	(6.8)
Core Business EBITDA margin	21.7%	30.2%	30.2%

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2022 (RUB 70.3375 to USD 1.00)

2 Starting in the year ended December 31, 2022 the Group changed its management reporting to be more convergent with IFRS. The following differences were eliminated: (1) Reclassification of lease related amortization and interest – for the purposes of CODM’s assessment of operating performance, rental expenses were previously considered operating expenses included in Adjusted EBITDA rather than depreciation and interest expense; thus, IFRS 16 ‘Leases’ was not applied for the purpose of management reporting; (2) Reclassification of operating expense related to software licenses to amortization – for the purposes of CODM’s assessment of operating performance, expenses related to software licenses were considered operating expenses included in Adjusted EBITDA rather than amortization of intangible assets. The corresponding information for the three months and year ended December 31, 2021 has been restated accordingly.

3 For the purpose of calculating Core Business Adjusted EBITDA for Moscow and the Moscow region and Core Business Adjusted EBITDA for Other regions: (i) revenues are attributed to the relevant region based primarily on the location of the relevant property listed; and (ii) costs are directly attributed to the relevant region with respect to which they were incurred, when possible. Due to the integrated structure of our business, certain costs may benefit all our regions. These costs primarily include certain headcount-related expenses, certain marketing and advertising costs, product development, IT expenses (including hosting and technical support expenses and telecommunication services), office maintenance expenses and other general corporate expenses, such as finance, accounting, legal, human resources, recruiting and facilities costs. These costs are allocated to Moscow and the Moscow region and Other regions based on the estimated benefit each region receives from such expenses, using specific allocation drivers representing this benefit

4 Defined as Core Business Adjusted EBITDA divided by Core Business revenue for the respective periods.

Other Historical Operational Data

	Average UMV (1) (in millions)	Listings (2) (in millions)	Listings Moscow and the Moscow region	Listings Other regions	Leads to developers (3) (in thousands)
2019	13.4	1.92	0.37	1.55	179.6
2020	16.5	2.14	0.37	1.77	244.8
2021	20.5	1.99	0.31	1.69	229.2
2022	17.9	1.88	0.35	1.52	223.7

1 Average Unique Monthly Visitors (UMV) means the average number of users and customers visiting our platform (websites and mobile application) per month in a particular period, excluding bots. Average UMV for a particular period is calculated by aggregating the UMV for each month within such period and dividing by the number of months. For 2020, 2019 and their respective interim periods, Average UMV is calculated based on Google Analytical data; for 2021 and 2022, Average UMV is calculated as a sum of Average UMV for the Cian, excluding the N1 Group, based on Google Analytics data and Average UMV for the N1 Group based on Yandex.Metrica data

2 Listings means the daily average number of real estate listings posted on our platform by agents and individual sellers for a particular period

3 Leads to developers means the number of paid target calls, lasting 30 seconds or longer, made through our platform by home searchers to real estate developers, for a particular period